                                      Filed by MCK Communications, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule
                                      14 a-12 under the Securities Exchange Act of 1934.

                                      Subject Company:  MCK Communications, Inc.
                                      Commission File No:  0-27703


Contact:

Ann Doyle
MCK Communications, Inc.
(781) 343 6335
adoyle@mck.com

FINAL

   MCK COMMUNICATIONS AND VERSO TECHNOLOGIES SIGN DEFINITIVE MERGER AGREEMENT

NEEDHAM, MASSACHUSETTS, APRIL 22, 2003 - - MCK Communications, Inc. (Nasdaq:
MCKC), a leading provider of distributed voice solutions for the extended enterprise, and Verso Technologies, Inc. (Nasdaq: VRSO), an integrated communications solutions company based in Atlanta, Georgia, announced today that they have entered into a definitive merger agreement. Under the terms of the agreement, approved by the Board of Directors of each company, MCK expects its stockholders to receive aggregate consideration of approximately $45 million to $47 million, or $2.10 per share to $2.18 per share, based on Verso's closing price of $0.91 per share as of April 21, 2003, which represents a premium to MCK's closing price of $1.44 on the same date. The consideration consists of the issuance of approximately 20 million shares of Verso's common stock to MCK stockholders and the payment by MCK of a cash dividend. The cash dividend is estimated to be approximately $27 million to $29 million, subject to adjustment in accordance with the agreement, and will be distributed to MCK stockholders prior to the consummation of the merger.
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"We believe that today's announcement is great news for our partners, shareholders and employees," said MCK Acting CEO Tom Nolette. "The synergies between the two companies will serve to enhance the solutions each offers today, providing both short and long term growth opportunities. In particular, we see substantial opportunities to leverage Verso's distribution channels and enterprise customer base in Europe, Asia and the Americas. MCK distribution channels will benefit by offering a broader product portfolio with the inclusion of Verso's NetPerformer(TM) and NetSpective(TM) offerings."

MCK develops and markets distributed voice solutions that cost-effectively create a more open and interconnected business telephony environment which provides enterprises with extended business reach, lowered communications costs, and options for flexible migration to next-generation environments while empowering individuals with portable business telephony. Verso is a next generation communications solution provider that delivers IP-based communications equipment, software and services that enable low-cost, high-margin converged network services. With packaged, integrated, end-to-end solutions that accelerate return on investment, Verso is helping customers to more easily and cost-effectively deploy and manage next generation networks.

"In addition to strengthening Verso's balance sheet with the financial resources Verso will acquire in the transaction, we believe that there are substantial synergies to be realized between the two companies, particularly with products and distribution," said Steve Odom, Verso's Chairman and Chief Executive Officer. "With the acquisition of the MCK distributed voice portfolio, Verso will be positioned to provide a complete, next generation solution from the enterprise to the network core."

The record date for the cash dividend has not yet been set. It is believed that the cash dividend should be treated as a return of capital to the extent of a stockholder's basis. The deal will be subject to a number of closing conditions, including approval of MCK's and Verso's stockholders. Based on the number of Verso's shares outstanding as of April 21, 2003, MCK stockholders will own approximately 18% of Verso's common shares after the transaction is completed.
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Raymond James & Associates acted as financial advisor to MCK Communications.

ABOUT MCK COMMUNICATIONS

MCK Communications develops and markets distributed voice solutions that cost-effectively create a more open and interconnected business telephony environment which provides enterprises with extended business reach, lowered communications costs and options for flexible migration to next-generation environments while empowering individuals with portable business telephony. With more than 400,000 ports shipped worldwide, ISO-9001-certified, MCK partners with such industry leaders as Alcatel, Anixter, Avaya, BellSouth, Catalyst Telecom, Ericsson, GBH Distributing, Iwatsu, Nortel, NEC, Infrontia (formerly Nitsuko), Panasonic, Toshiba, SBC, Sprint, Verizon and Voda One Corp and Westcon. Headquartered in Needham, Massachusetts, the company has an R&D facility in Calgary, Alberta and field offices throughout the U.S., Canada and the U.K.

ABOUT VERSO TECHNOLOGIES

Verso Technologies provides integrated switching solutions for communications service providers who want to develop IP-based services with PSTN scalability and quality of service. Verso's unique, end-to-end native SS7 capability enables customers to leverage their existing PSTN investments by ensuring carrier-to-carrier interoperability and rich billing features. Verso's complete VoIP migration solutions include state of the art hardware and software, OSS integration, the industry's most widely used applications and technical training and support. For more information about Verso Technologies, visit the company at www.verso.com.

Portions of this release contain forward-looking statements regarding future events and are subject to risks and uncertainties. We wish to caution you that there are some factors that could cause actual results to differ materially from the results indicated by such statements. These factors include, but are not limited to: adjustments to the total transaction consideration caused by fluctuations in Verso's stock price and adjustments to the amount of the cash dividend, the ability of the parties to satisfy the conditions to closing of the merger agreement, the success of our partnerships and relationships with third party manufacturers or distributors, quarterly fluctuations in operating results attributable to the timing and amount of orders for our products, the timing and replacement of legacy KTS or PBX systems with IP based systems or network-hosted voice services, the adoption of IP networks as a medium to transport voice, our ability to grow and maintain relationships with key KTS and PBX manufacturers and service providers, market acceptance of our products including single-user, multi-user and the family of PBX gateway systems, our ability to keep pace with rapidly changing product requirements and factors affecting the demand for remote voice technologies, our reliance on a small number of customers for a significant portion of our revenue, general economic conditions and IT capital expenditure trends, and other risks detailed in our filings with the Securities and Exchange Commission, copies of which may be accessed through the SEC's website at www.sec.gov.

VERSO INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION, AND VERSO AND MCK INTEND TO MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE MERGER WHEN IT IS AVAILABLE, AND
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ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT VERSO, MCK AND THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http:/www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.